UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                  (Rule 13-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                    Under the Securities Exchange Act of 1934

                              Verenium Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    92340P100
                                 (CUSIP Number)

                                February 27, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

CUSIP No. 92340P100                13G                   Page 2 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $19,997,500 aggregate principal amount of 8.0% Senior
OWNED BY            Convertible Notes due April 1, 2012, convertible into
                    4,889,364 shares of Common Stock
EACH
               --------------------------------------------------------
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH         0

               --------------------------------------------------------

               (8)  SHARED DISPOSITIVE POWER
                    $19,997,500 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 4,889,364 shares of Common Stock

-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $19,997,500 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 4,889,364 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.19%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-----------------------------------------------------------------------

CUSIP No. 92340P100                13G                   Page 3 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
OWNED BY            $2,802,500 aggregate principal amount of 8.0%
                    Senior Convertible Notes due April 1, 2012,
EACH                convertible into 685,207 shares of Common Stock

REPORTING      --------------------------------------------------------

PERSON WITH    (7)  SOLE DISPOSITIVE POWER
                    0
               --------------------------------------------------------

               (8)  SHARED DISPOSITIVE POWER
                    $2,802,500 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 685,207 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $2,802,500 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 685,207 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.07%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------

CUSIP No. 92340P100                13G                   Page 4 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            STAR L.P. (a statistical arbitrage strategy)
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    56,266 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    56,266 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            56,266 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.09%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------

CUSIP No. 92340P100                13G                   Page 5 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    56,266 shares of Common Stock
OWNED BY
                    $22,800,000 aggregate principal amount of 8.0%
EACH                Senior Convertible Notes due April 1, 2012,
                    convertible into 5,574,572 shares of Common Stock
REPORTING           see Item 4(a))

PERSON WITH    --------------------------------------------------------

               (7)  SOLE DISPOSITIVE POWER
                    0
               --------------------------------------------------------

               (8)  SHARED DISPOSITIVE POWER
                    56,266 shares of Common Stock

                    $22,800,000 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 5,574,572 shares of Common Stock see Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            56,266 shares of Common Stock

            $22,800,000 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 5,574,572 shares of Common Stock see Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.20%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-----------------------------------------------------------------------

CUSIP No. 92340P100                13G                   Page 6 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    56,266 shares of Common Stock
OWNED BY
                    $22,800,000 aggregate principal amount of 8.0%
EACH                Senior Convertible Notes due April 1, 2012,
                    convertible into 5,574,572 shares of Common Stock
REPORTING           see Item 4(a))

PERSON WITH    --------------------------------------------------------

               (7)  SOLE DISPOSITIVE POWER
                    0
               --------------------------------------------------------

               (8)  SHARED DISPOSITIVE POWER
                    56,266 shares of Common Stock

                    $22,800,000 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 5,574,572 shares of Common Stock see Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            56,266 shares of Common Stock

            $22,800,000 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 5,574,572 shares of Common Stock see Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.20%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 92340P100                13G                   Page 7 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    56,266 shares of Common Stock
OWNED BY
                    $22,800,000 aggregate principal amount of 8.0%
EACH                Senior Convertible Notes due April 1, 2012,
                    convertible into 5,574,572 shares of Common Stock
REPORTING           see Item 4(a))
               --------------------------------------------------------
PERSON WITH
               (7)  SOLE DISPOSITIVE POWER
                    0
               --------------------------------------------------------

               (8)  SHARED DISPOSITIVE POWER
                    56,266 shares of Common Stock

                    $22,800,000 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 5,574,572 shares of Common Stock see Item 4(a))
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,266 shares of Common Stock

            $22,800,000 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012, convertible into 5,574,572 shares of Common Stock see Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.20%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 92340P100                13G                   Page 8 of 13 Pages


Item 1.

(a)  Name of Issuer

            Verenium Corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices
            55 Cambridge Parkway
            Cambridge, MA 02142

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


            HIGHBRIDGE INTERNATIONAL LLC
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            STAR, L.P. (A STATISTICAL ARBITRAGE STRATEGY)
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            HIGHBRIDGE CAPITAL MANAGEMENT, LLC IRS #: 20-1901985
            9 West 57th Street, 27th Floor
            New York, New York  10019
            Citizenship:  State of Delaware

            GLENN DUBIN
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States

            HENRY SWIECA
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States


Item 2(d)  Title of Class of Securities

            Common Stock, $0.0001 par value ("Common Stock")

CUSIP No. 92340P100                13G                   Page 9 of 13 Pages


Item 2(e)   CUSIP Number

         92340P100

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

          As of the date of this filing, (i) Highbridge International LLC beneficially owns $19,997,500 aggregate principal amount of 8.0% Senior Convertible Notes due April 1, 2012 (the "Notes"), convertible into 4,889,364 shares of Common Stock (not counting any accrued and unpaid interest on the Notes), (ii) Highbridge Convertible Arbitrage Master Fund, L.P. beneficially owns $2,802,500 aggregate principal amount of Notes, convertible into 685,207 shares of Common Stock (not counting any accrued and unpaid interest on the Notes), (iii) STAR, L.P. (a statistical arbitrage strategy) beneficially owns 56,266 shares of Common Stock and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $22,800,000 aggregate principal amount of Notes, convertible into 5,574,572 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. and the 56,266 shares of Common Stock beneficially owned by STAR, L.P. (a statistical arbitrage strategy).

CUSIP No. 92340P100                13G                   Page 10 of 13 Pages


         In addition to the foregoing, Highbridge International LLC owns warrants to purchase 2,249,754 shares of Common Stock and Highbridge Convertible Arbitrage Master Fund, L.P. owns warrants to purchase 315,286 shares of Common Stock (collectively, the "Warrants"). However, pursuant to the terms of the Warrants, the Warrants cannot presently be exercised by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. or at their option within the next sixty days. As set forth in the terms of the Notes and the Warrants, the number of shares of Common Stock into which the Notes and the Warrants are convertible or exercisable (as applicable) is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock.

         Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy). Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).

         (b) Percent of class:

         The Company's Quarterly Report for the quarterly period ended September 30, 2007 filed on Form 10-Q on November 9, 2007, indicates that as of October 31, 2007, there were 63,094,299 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and assuming the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 7.19% of the outstanding shares of Common Stock of the Company,
(ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own 1.07% of the outstanding shares of Common Stock of the Company,
(iii) STAR, L.P. (a statistical arbitrage strategy) may be deemed to beneficially own 0.09% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 8.20% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   0

             (ii)  Shared power to vote or to direct the vote

                   See Item 4(a)

             (iii) Sole power to dispose or to direct the disposition of

                   0

             (iv) Shared power to dispose or to direct the disposition of See Item 4(a)

CUSIP No. 92340P100                13G                   Page 11 of 13 Pages


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 10, 2008, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., STAR, L.P. (a statistical arbitrage strategy), Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 92340P100                13G                   Page 12 of 13 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 10, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ Noah Greenhill
    ---------------------------------     By: /s/ Noah Greenhill
Name: Noah Greenhill                          ---------------------------------
Title: Managing Director                  Name: Noah Greenhill
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE          STAR, L.P. (a statistical arbitrage
MASTER FUND, L.P.                         strategy)

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
    ---------------------------------         ---------------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director



/s/ Glenn Dubin                           /s/ Henry Swieca
---------------------------------         ---------------------------------
GLENN DUBIN                               HENRY SWIECA

CUSIP No. 92340P100                13G                   Page 13 of 13 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value, of Verenium Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 10, 2008


HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ Noah Greenhill
    ---------------------------------     By: /s/ Noah Greenhill
Name: Noah Greenhill                          ---------------------------------
Title: Managing Director                  Name: Noah Greenhill
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE          STAR, L.P. (a statistical arbitrage
MASTER FUND, L.P.                         strategy)

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
    ---------------------------------         ---------------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director



/s/ Glenn Dubin                           /s/ Henry Swieca
---------------------------------         ---------------------------------
GLENN DUBIN                               HENRY SWIECA